05044339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
06

SEC FILE NUMBER
~~8-50568~~ 8-65988

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHEN L. SCHECHTER & CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 CHARLES STREET, MAYFAIR
(No. and Street)

LONDON (City) ENGLAND (State) W1J 5DR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANTON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

37 WEST 57TH STREET, 5TH FLOOR (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN L. SCHECHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN L. SCHECHTER & CO., INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN L. SCHECHTER & CO., INC.

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

STEPHEN L. SCHECHTER & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2004

STEPHEN L. SCHECHTER & CO., INC.

TABLE OF CONTENTS

	Page
Facing Page – Oath or Affirmation	1-2
Independent Auditors' Report	3-4
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	13
Independent Auditors' Report on Internal Accounting Control	14-15

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

We have audited the accompanying statement of financial condition of Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Stephen L. Schechter & Co., Inc. as of December 31, 2004, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company has received a notice from National Association of Security Dealers, Inc. ("NASD") for failure to file an annual audit report for the year ended December 31, 2004, and as a result, the Company membership in NASD is suspended. If the Company fails to request termination of suspension within a specific period, the Company will be automatically expelled, pursuant to NASD regulations.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tanton and Company LLP
Certified Public Accountants

New York, New York
May 13, 2005

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	116,966
Prepaid expenses		12,350
TOTAL ASSETS	$	129,316

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,000
Payroll witholding taxes payable		5,465
TOTAL LIABILITIES		15,465
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized; 150 shares issued and outstanding		-
Additional paid in capital		218,222
Accumulated deficit		(104,371)
TOTAL STOCKHOLDER'S EQUITY		113,851
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	129,316

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commission income	$	134,775
Interest income		660
		135,435
EXPENSES		
Employee compensation and benefits		36,003
Professional fees and outside consultants		36,000
Rent expense		39,250
Insurance		384
Regulatory fees		1,239
Miscellaneous expenses		269
		113,145
NET INCOME	$	22,290

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2004	150	$ -	$ 218,222	$ (126,661)	$ 91,561
Net income	-	-	-	22,290	22,290
Balance at December 31, 2004	150	$ -	$ 218,222	$ (104,371)	$ 113,851

The accompanying notes are an integral part of these financial statements

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 22,290
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities	
Prepaid expenses	(12,350)
Due from related parties	18,680
Accounts payable and accrued expenses	(224)
Payroll witholding taxes payable	5,082
NET CASH PROVIDED BY OPERATING ACTIVITIES	33,478
NET INCREASE	33,478
CASH AND CASH EQUIVALENTS, Beginning	83,488
CASH AND CASH EQUIVALENTS, Ending	$ 116,966

The accompanying notes are an integral part of these financial statements

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") was incorporated under the laws of the State of Delaware in 1979. The Company was formerly known as Standard Oil Co. of Scarsdale which mainly invested in oil exploration and development. Commencing in year 2003, the Company has been a registered broker-dealer, primarily acting as a broker in executing customers' orders, preparing trade confirmations, settling the money related to the trade and arranging for physical movement of securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is a member of Securities Investors Protection Corporation ("SIPC").

On April 12, 2005, the Company received a notice from NASD for failure to file an annual audit report for the year ended December 31, 2004, and as a result, the Company membership in NASD was suspended at such date. If the Company fails to request termination of suspension within six months of April 12, 2005, the Company will be automatically expelled, pursuant to NASD regulations.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the Company is not considered a taxable entity for federal income tax

purpose. Any taxable income, losses or credits are reported by the Company's stockholder on his individual tax return.

NOTE 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2004, the Company had net capital of $101,501, which exceeds its minimum requirement by $96,501.

NOTE 4 - Related Party Transactions

Prepaid Expenses

Prepaid expenses represents the advance payments to an affiliate (the "Affiliate") which is wholly owned by the Company's sole stockholder, and a stockholder's relative (the "Relative") for the use of space.

Revenues

During the year ended December 31, 2004, the Company received commission income of $134,775 from the Affiliate, which represents 100% of the Company's commission revenue.

Rent Expense

During the year ended December 31, 2004, the Company paid to the Affiliate and the Relative a total rental expense of $39,250 for the usage of space.

Salary expense

During the year 2003, the Company entered into an employment agreement with the Relative, stating that the annual salary for his service will be $20,400. The agreement can be terminated by either party at any time for any reason. For the year ended December 31, 2004, the Company paid a gross salary, including a bonus, of $33,800 to the Relative.

NOTE 5 - Concentrations of Credit Risks

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains its cash

balances in accounts, which may at times exceed federally insured limits. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - Commitments and Contingencies

Operating Lease

The Company leases office space under an operating lease with the Affiliate, which expires on March 31, 2006. Rent expense under such lease agreement approximately $6,750 for the year ended December 31, 2004. Future annual minimum lease payments, for the years ended December 31, 2005 and 2006 amount to $9,000 and $2,250, respectively.

SUPPLEMENTARY INFORMATION

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Total stockholder's equity	$	113,851
Less: Non allowable assets		(12,350)
NET CAPITAL		101,501
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	96,501
EXCESS NET CAPITAL AT 1,000 PERCENT	$	99,954
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	15,465
COMPUTATION OF MINIMUM NET CAPITAL REQUIRED		
Total aggregate indebtedness	$	15,465
Rate		6 2/3%
	$	1,031
Minimum dollar net capital requirement	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
Percentage of aggregate indebtedness to net capital		15%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

See independent auditors' report

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

AS OF DECEMBER 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

In planning an performing our audit of the financial statements and supplemental schedules of Stephen L. Schechter & Co., Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107